WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

1001 Air Brake Avenue

Wilmerding, PA 15148

June 12, 2013

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Westinghouse Air Brake Technologies Corporation

Form 10-K for the Year Ended December 31, 2012

Filed February 22, 2013

File No. 033-90866

Dear Mr. Shenk:

We have reviewed the comments and recommendations of the Staff set forth in your letter dated May 30, 2013. On behalf of Westinghouse Air Brake Technologies Corporation, this letter will set forth our responses to the Staff’s comments. Note that all page numbers cited in our responses below refer to the page numbers in the Form 10-K filed with the SEC on February 22, 2013.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Operating Activities, page 31

1.

Please clarify your analysis in regard to how certain of the factors indicated directly affect cash regarding the variance in net cash flow of operating activities. For example, it is not clear how “higher working capital” directly contributed to a decrease in cash in fiscal 2012. In regard to the increase in accounts receivables, this in and of itself does not directly contribute to a change in cash, whereas comparative collections of accounts receivables would. For fiscal 2011, it appears the increase in inventory and the increase in accounts payable related to increased inventory purchases together do not affect cash. Also, it is not clear how net income, prepared on the accrual basis, and non-cash items have a direct effect on cash. Note that in regard to operating cash flows that your

Lyn Shenk

June 12, 2013

analysis should focus on factors that directly affect cash, and not merely refer to items that have been recorded on an accrual basis or changes in line items presented in your balance sheet. Refer to Section IV.B.I of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Future filings will be revised to include a more detailed discussion of individual items that may have contributed significantly to variances in cash flows and the underlying reason(s) for variances in the amounts reported. The following is an example of the revisions as applied to the 10-K for the fiscal year ended December 31, 2012:

Operating activities. In 2012, 2011 and 2010, cash provided by operations was $237.7 million, $248.6 million and $176.1 million, respectively. In comparison to 2011, the decrease in cash provided by operations in 2012 resulted from higher cash outflows for working capital, partially offset by higher operating results. The major components of the higher cash outflows were as follows: an increase in income taxes paid during the year of $67.6 million due to increased pre-tax income; an unfavorable change or increase of $32.5 million in inventory to support the higher sales activity of the Company, as our days supply of inventory (DSI) remained constant at about 70 to 71 days compared to the prior year; a negative change in accounts receivable of $23.0 million as the number of days to collect cash remained relatively stable and sales increased; an unfavorable change in accounts payable of $12.5 million due to payment timing; and a positive change in customer deposits of $10.0 million due to the collection of certain contract deposits.

In comparison to 2010, the increase in cash provided by operations in 2011 resulted from higher operating results, partially offset by higher cash outflows for working capital. The major components of the higher cash outflows were as follows: an unfavorable change in inventory of $79.5 million to support the higher sales level and certain locomotive build contracts; a negative change in accounts receivable of $68.7 million as the number of days to collect cash decreased slightly and sales increased; and a negative change in income taxes paid during the year of $21.9 million due to increased pre-tax income; a favorable change in accounts payable of $60.0 million due to payment timing; and a positive change in customer deposits of $41.4 million for certain transit and freight contracts.

Notes to Consolidated Financial Statements

Note 18: Commitments and Contingencies, page 82

2.	We note your disclosure that claims have been filed by persons alleging bodily injury as a result of exposure to asbestos-containing products and the claims have been submitted to insurance carriers for defense and indemnity. Please tell us if you have recorded a gross liability for these claims separate from any expected recoveries from third parties in accordance with Topic 5Y of the Codification of Staff Accounting Bulletins and ASC 410-30-35-8, and the amount of the gross liability and associated receivable for recovery.

Lyn Shenk

June 12, 2013

No gross liability for the asbestos bodily injury cases has been recorded. No receivables or other assets have been recorded in anticipation of recovery from third parties. The Company is not able to estimate its legal and financial liability with respect to asbestos bodily injury cases pending against the Company and its affiliates for a number of reasons. First, the limited settlement history of the Company’s wholly owned subsidiary, Railroad Friction Products Corporation (RFPC), does not provide adequate information to formulate a reasonable estimate of RFPC’s asbestos claims liability. Second, the Company takes the position that it has no legal liability for the asbestos claims being pursued against Wabtec and its divisions and such claims are often voluntarily dismissed on this basis. To date, Wabtec has been able to successfully defend itself on this basis, including two arbitration decisions and a judicial opinion, all of which confirmed Wabtec’s position that it did not assume any asbestos liabilities from the former owners of certain Wabtec assets.

Note 19: Segment Information, page 84

3.	From your disclosures it appears that aftermarket parts and services are a significant portion of your total operations. Please tell us the information about the aftermarket business regularly provided to the chief operating decision maker and how such information is used to allocate resources and assess performance. In connection with this, explain to us your consideration to reporting the aftermarket business as a separate reportable segment pursuant to ASC 280-10-50-(1-9), and provide an analysis of the aftermarket business against the criteria therein.

The Company’s four primary growth strategies are to expand globally and into adjacent markets; increase our aftermarket products and services; develop new products and technologies; and seek value-added acquisitions. The Company has defined key measurement metrics for each of these objectives. Gross revenues are the only metric used for measuring the Company’s progress toward increasing aftermarket products and services.

Wabtec’s definition of aftermarket constitutes the sale of parts, components and services most likely included within the scope of supply from an original equipment transaction or sale to the initial customer. This build, maintenance and refurbish cycle of supply mirrors the long lived assets in which our products are incorporated, such as railcars, locomotives, buses, heat exchange units and other durable goods. In general, the same Wabtec operating locations meet the needs of our customers for both original equipment and aftermarket orders from common manufacturing production lines, supply chain and distribution channels. As mentioned above, the Company’s chief operating decision maker (CODM) is only provided with revenues related to aftermarket products and services. The CODM uses financial information for the Freight and Transit reporting segments to allocate resources and assess performance. That segment information is inclusive of both original equipment manufacturing and aftermarket results as those segment operations, manufacturing, sales, engineering and distribution are highly integrated and largely inseparable.

The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Company performed an analysis of the aftermarket business pursuant to the reporting requirements included in ASC 280-10-50-1a to 1c. The Company determined that: a) the aftermarket business is a component of the company that engages in

Lyn Shenk

June 12, 2013

business activities from which it earns revenues and incurs expense; however, b) the operating results of the aftermarket business are not reviewed by the CODM to make decisions about allocating resources and assessing performance; and, c) discrete financial information is not available for the aftermarket business. Based on the Company’s analysis and the aforementioned information, it was concluded that the Company’s aftermarket business is not an operating segment.

******

In connection with responding to the SEC’s comments, we acknowledge that:

a)	Westinghouse Air Brake Technologies Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

b)	SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

c)	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned at (412) 825-1317.

Sincerely,

/s/ Alvaro Garcia-Tunon

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

Alvaro Garcia-Tunon

cc:	P. Dugan
D. Labate
D. DeNinno, Esq.